UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33758
CUSIP NUMBER:  36102A 207

(Check One):  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☒  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuqi International, Inc.

Full Name of Registrant

N/A

 Former Name if Applicable

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North

 Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People’s Republic of China

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q within the prescribed time period.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures.  As previously reported by the Registrant, the Registrant has identified accounting errors that will require a restatement of its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2009 contained in its Quarterly Reports on Form 10-Q.  The accounting errors include errors related to inventory and cost of sales.  Because of the nature and timing of the review and analysis of the accounting errors by the Registrant and their impact on its condensed consolidated financial statements, the Registrant has been unable to file its Annual Report on Form 10-K for the year ended December 31, 2009, its Quarterly Report on Form 10-Q for the three months ended March 31, 2010, and its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, by their respective due date.  For the same reasons, the Registrant is unable to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010.   The Registrant will file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010 as soon as it is able; however, such filing will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ching Wan Wong	852	6199-0741
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☐  No ☒

The information in “Part III – Narrative”, above, is incorporated herein by reference.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three and nine months ended September 30, 2010 and 2009 because, as indicated above in Part III of this Form 12b-25, the Registrant has identified accounting errors, including those related to inventory and cost of sales, that will result in a restatement of its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30, and September 30, 2009 contained in its Quarterly Reports on Form 10-Q.  The Registrant continues to conduct its review and analysis of these errors and their impact on its condensed consolidated financial statements.  Due to the Company’s time and effort expended in the review and analysis, the Registrant has been unable, as of the date of this filing, to prepare and review the results of operations for the three and nine months ended September 30, 2010 that may be compared to the comparable periods of 2009, which will be restated.  As such, the Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the foregoing periods.

Fuqi International, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2010	By:	/s/ Ching Wan Wong
Name: Ching Wan Wong
Title: C.F.O.

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).